Yavne, January 25, 2012

VIA EDGAR

William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: G. Willi-Food International Ltd.
Form 20-F for the Year Ended December 31, 2010
Filed June 30, 2011
File No. 000-29256

Dear Mr. Thompson:

We enclose herewith responses to the comments raised by the Staff in its comment letter dated January 6, 2012 with respect to the Form 20-F of G. Willi-Food International Ltd. (the "Company" or "we") for the year ended December 31, 2010 (the “Form 20-F”).

For your convenience, the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the comment letter dated January 6, 2012 have been restated below in their entirety, with our responses set forth immediately underneath.

Form 20-F For Fiscal Year Ended December 31, 2010

Item 5.  Operating and Financial Review Prospects, page 31

A. Results of Operations, page 38

1.
We reviewed your response to comment two in our letter dated November 23, 2011. As previously requested, please tell us your consideration of disclosing the following information in your discussion and analysis of operations for each year presented:

•	the reasons for increases in the expense items identified in your discussions of selling and general and administrative expense; and

•	the effective tax rates and the reasons for the change between years in your discussions of taxes on income.

The staff is respectfully advised that, as explained in our previous response to comment 2 in your letter dated November 23, 2011, the changes in expense items are in the normal course of business of the Company. Most of the increase in the expense items resulted from an incremental increase in sales and profits. For example, advertising and promotion expense increased by NIS 3,333 thousands from 2009 to 2010 because of a national media campaign that took place on 2010, and general and administrative expenses increased by NIS 1,843 thousands due to an increase in salaries and professional fees related to profit-related bonuses.

In addition, the change in effective tax rates between years resulted from the Company's commercial activities involving the sale of an investment in a Danish company owned by one of the Company's subsidiaries. The tax resulting from this gain is reflected as tax exempt income, as explained in Note 15(B) to the financial statements. In addition, during 2009 the Company reduced the tax provision for 2008, which is reflected in the previous year taxes (as explained in Note 15(B), as well).  As a result, the effective tax rate for 2009 was relatively low compared to the statutory tax rate for the year 2010.

We will expand our management discussion and analysis included in our annual report for the year 2011 to provide more detail regarding changes in our expenses as well as significant changes in effective tax rates between years.

Consolidated Financial Statements, page F-1

Consolidated Statement of Cash Flows, page F-7

2.	We reviewed your response to comment three in our letter dated November 23, 2011. Please tell us:

•	the prepaid slotting fees balance as of December 31, 2010 and December 31,2009 and where the prepaid slotting fees are presented on the balance sheet;

•	how you classify slotting fees when expensed;

•	the average length and general terms of slotting fee arrangements; and

•
your consideration of classifying slotting fee payments as operating cash flows given the length of the slotting fee arrangements and the reference to long-term assets in the definition of investing activities in paragraph 6 of IAS 7.

The Staff is respectfully advised that total prepaid slotting fees balance as of December 31, 2010 were NIS 2,140 thousands, constituting 0.58% of total assets, which we regard as immaterial. Moreover, on December 18, 2011 we reached an agreement to sell our holdings in Shamir Salads (2006) Ltd. ("Shamir"), the company to which all prepaid slotting fees relate. Shamir constitutes the entire Manufacturing segment, and thus the sale would result in discontinued operation of the Manufacturing segment.

The Staff is further advised that:

•	Total prepaid slotting fees balance as of December 31, 2009 were NIS 1,995 thousands. Slotting fees for December 31, 2010 and 2009 are presented in prepaid expenses.

•	Slotting fees expenses are classified in Selling and Marketing expenses.

•
The length of term of slotting fees ranges between 3 to 5 years. Slotting fees are paid in advance from Shamir to its customers in order to secure slotting area for its products for a period of 3-5 years, depending on the agreement with each customer.

•	Consistent with our previous response to the Staff, since the term of the slotting fees are more than one year, they are considered long-term and are therefore classified as investing activity.

If you have any questions or concerns, please contact the undersigned at +972-8-932-1099 or baruch@willi-food.co.il.

Very truly yours, /s/ Baruch Shusel Baruch Shusel Chief Financial Officer

cc:           Gil Hochboim, G. Willi-Food International Ltd.
Perry Wildes, Adv., Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.